February 2026 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 4Q25 & Full Year Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, based on a number of important factors and risks, which are more specifically identified in the Company’s most recent U.S. Securities and Exchange Commission (the “SEC”) filings. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in its other filings with the SEC.

Agenda Welcome 4Q25/FY2025 Operating Results S.J. Cheng 4Q25/FY2025 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 4Q25/FY2025 Operating Results

4Q25 Revenue: NT$6,521.1M (QoQ: +6.1%, YoY: +20.8%) Gross Margin: 14.3% (QoQ: +1.9ppts, YoY: +4.8ppts) FY2025 Revenue: NT$23,932.9M (YoY: +5.5%) Gross Margin: 10.8% (YoY: -2.2ppts) Revenue & Gross Margin 5

Utilization Rate 6 4Q25: 75% 3Q25: 68% 4Q24: 54% 4Q25: 53% 3Q25: 57% 4Q24: 54% 4Q25: 60% 3Q25: 67% 4Q24: 65% 4Q25: 65% 3Q25: 66% 4Q24: 59% 4Q25: 65% 3Q25: 70% 4Q24: 61%

4Q25 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 4Q25: 49.9% (QoQ: +7.9%, YoY: +55.3%)

Revenue Breakdown － DDIC + Gold Bump 9 4Q25: 40.2% (QoQ: +2.6%, YoY: -4.9%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 4Q25 Smart Mobile TV Computing Auto/Industrial Consumer Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24

11 4Q25/FY2025 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of share of loss of associates accounted for using equity method of NT$99M. YoY: Difference mainly due to the increase of share of loss of associates accounted for using equity method of NT$110M, the decrease of foreign exchange gains of NT$53M and the increase of interest expense of NT$11M.

Consolidated Statements of Comprehensive Income Note (1): Difference mainly due to the adverse impact on the foreign exchange of NT$703M from the foreign exchange gains of NT$243M in 2024 to the foreign exchange losses of NT$460M in 2025, the adverse impact on share of associates accounted for using equity method of NT$146M from the share of profit of associates accounted for using equity method of NT$3M in 2024 to the share of loss of associates accounted for using equity method NT$143M in 2025 and the gain on disposal of non-current assets held for sale of NT$72M in 2024.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to a reduction in CapEx of NT$1,785M, a cash dividend paid of NT$436M and the increase of depreciation expenses of NT$245M.

Capital Expenditures & Depreciation 17 4Q25 CapEx: NT$1,710.8M Depreciation: NT$1,244.3M FY2025 CapEx: NT$3,666.1M Depreciation: NT$5,100.7M

18 Business Outlook

Market & Business Outlook Surging demand for memory solutions from Datacenter and AI-related applications continues to drive sustained long-term growth Expect normal seasonal patterns in 2026, with Q1 impacted by fewer working days, and 2H26 stronger than 1H26 Maintain highly disciplined approach to capital spending Memory: Momentum expected to be better than DDIC led by customers’ re-stocking and solid demand DRAM demand continues to rebound Flash momentum slightly slow down Planned OSAT price increase DDIC: Ongoing consumer end-demand softness industry-wide Auto panel and wearable product momentum is stable compared with other DDIC products but still in recovery phase Mixed-signal: Product diversification drives growth momentum

Q&A www.chipmos.com